FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: March 22, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
Ph: (604) 696-3000 Fax (604) 696-3001

Toronto Stock Exchange: G	Toronto Stock Exchange: WRM
New York Stock Exchange: GG	American Stock Exchange: WHT

GOLDCORP ACQUIRES BERMEJAL GOLD DEPOSIT IN MEXICO; ACQUISITION TO BE FINANCED BY SALE OF GOLD BULLION INVENTORY

Vancouver, BC, March 22, 2005 - Goldcorp Inc. (TSX: G; NYSE: GG), and Wheaton River Minerals Ltd. (TSX: WRM; AMEX: WHT) (together “Goldcorp”), are pleased to announce the acquisition by their Mexican operating arm, Luismin, of the 2.4 million ounce Bermejal Gold Deposit in Mexico for cash consideration of US$70 million.  Closing of the acquisition, from Minera El Bermejal, S. de R.L. de C.V. (“Minera Bermejal”), a joint venture of Industrias Peñoles S.A. de C.V. (“Peñoles”) and Newmont Mining Corporation (“Newmont”), is expected by March 31, 2005.

In order to finance the acquisition, Goldcorp will sell its inventory of gold bullion early in the second quarter of 2005. Furthermore, given Goldcorp’s intent to continue to grow by way of accretive acquisitions, the Company intends to discontinue its previous practice of stockpiling one third of its production from the Red Lake Mine.

Ian Telfer, President and Chief Executive Officer of Goldcorp, said “This transaction is a key step in consolidating control of the Guerrero Gold Belt, a significant part of our growth strategy in Mexico.  This purchase increases Goldcorp’s current measured and indicated mineral resources in this district to nearly 6 million ounces of gold.  The immediate proximity to our Los Filos Gold Deposit will allow the use of a joint processing facility for ore from both deposits, which will provide considerable economies of scale. The acquisition of Bermejal will turn our Los Filos project into the largest gold mining operation in Mexico, with average annual production expected to exceed 300,000 ounces.

By financing this acquisition through the sale of our gold bullion inventory, we are converting 240,000 ounces of gold in the bank vault into 2.4 million ounces of gold in the ground. This is accretive by any measure.”

The Bermejal Gold Deposit is located 2 kilometres south of Goldcorp’s Los Filos Gold Deposit, where feasibility studies are nearing completion.  Testwork completed by both Minera Bermejal and Goldcorp during due diligence indicates run of mine heap leaching is the preferred processing method.

With the acquisition, the main design effect on the Los Filos feasibility study will be a change in the proposed heap leach pad location to a more central location in order to provide enough capacity to process material from both open pittable deposits.  Geotechnical and design studies have already commenced on the new pad location.  With the majority of Bermejal ore run of mine heap leached, the already designed Los Filos crushing / agglomeration plant will not change in scope.

Goldcorp plans to immediately commence further metallurgical, geotechnical, and engineering studies towards developing both Bermejal and Los Filos into one comprehensive mining operation.

Reserves and Resources for Goldcorp’s interests in the Guerrero Gold Belt are reported as follows;

GUERRERO GOLD BELT

MINERAL RESERVES AND RESOURCES(1,8)

(as of December 31, 2004)

Project	Classification	Tonnage (million tonnes)	Grade (g Au/t)	Contained Gold (million ounces)
Bermejal (3)	Indicated	93.60	0.79	2.37
Los Filos(4,5)	Measured	20.67	0.81	0.54
	Indicated	67.54	0.91	1.98
Nukay(4,6)	Proven	0.42	4.73	0.07
	Probable	0.77	4.65	0.12
	Measured	0.04	5.31	0.01
	Indicated	10.45	1.75	0.59
TOTAL Measured & Indicated (inclusive of mineral reserves)
Los Filos(4,5)	Inferred	11.26	0.7	0.26
Nukay(4,6)	Inferred	9.69	1.8	0.58
El Limon (2,4,7)	Inferred	6.50	3.3	0.68
TOTAL Inferred				1.52

Notes :

1.

Mineral Reserves and Resources reported above have been calculated as of December 31, 2004 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum National Instrument 43-101.

2.

Data shown is Goldcorp’s share of Mineral Resources.

3.

The Bermejal Mineral Resource was estimated by Peñoles, the current operator of the project, and was included as the “Mezcala” indicated resource by Newmont in their News Release dated February 3, 2005.  The Bermejal Mineral Resource is reported using a 0.35 g Au/t cutoff and a US$400 gold price.  The resource estimate was audited and verified by Gary Giroux, P.Eng. of Giroux Consultants, a Qualified Person under National Instrument 43-101 guidelines.

4.

The Los Filos, Nukay, and El Limon Mineral Reserves and Resources were reported by Wheaton in their News Release dated March 7, 2005.

5.

The Los Filos Mineral Resource was estimated by Neil Burns, P.Geo. of Snowden Mineral Industry Consultants, a Qualified Person under National Instrument 43-101 guidelines.  The Mineral Resource is wholly contained within an optimization shell using a US$400 gold price, and includes crush/leach resources of 51.5 million measured and indicated tonnes grading 1.28 grams of gold per tonne for a total of 2.12 million ounces.

6.

The Nukay Mineral Reserves and Mineral Resources and were estimated by Gary Giroux, P.Eng. of Micon Consultants, a Qualified Person under National Instrument 43-101 guidelines.  The reserves and resources were estimated using a US$375 gold price and appropriate cut-offs.

7.

The El Limon Mineral Resource was estimated by James N. Grey, P.Geo. and Al Samis, P.Geo., both of Teck Cominco Ltd. and Qualified Persons under National Instrument 43-101 guidelines.  The Mineral Resource is wholly contained within an optimization shell using a US$400 gold price.

8.

Mineral Resources which are not Mineral Reserves do not demonstrate economic viability.

In February 2005, Goldcorp announced that its offer for Wheaton River was successful and this merger is expected to be finalized in April 2005. The combined company, which continues as Goldcorp under the direction of Wheaton River management, creates the world’s lowest cost million ounce gold producer, with 2005 gold production expected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce. By 2007, gold production is expected to grow to over 1.5 million ounces.  The combined company has a strong balance sheet with over US$500 million in cash and gold bullion, and no debt.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton or Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Wheaton and Goldcorp have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that, while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “Inferred Resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned  not to assume that all or any part of Measured or Indicated Resources will ever be converted into Reserves.  U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Julia Hasiwar

Director, Investor Relations

Goldcorp Inc.

1560-200 Burrard Street

Vancouver, British Columbia, V6C 3L6

Telephone: 604-696-3011

Fax: (604) 696-3001

e-mail: info@goldcorp.com

website: www.goldcorp.com